OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                       September 9, 2005                 FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2244
                                                     EMAIL: DADLER@OLSHANLAW.COM

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Russell Mancuso

RE:  LYNCH CORPORATION
     REGISTRATION STATEMENT ON FORM S-2/A, FILED AUGUST 16, 2005
     FILE NO. 333-126335

Ladies and Gentlemen:

     We are securities counsel to Lynch Corporation (the "Company") and are submitting, on behalf of the Company, its responses to the comment letter from the Division of Corporate Finance, dated August 24, 2005, relating to the filing of the Company's Amendment No. 1 to Registration Statement on Form S-2/A filed on August 16, 2005 ("Amendment No. 1"). The Company's responses are numbered to correspond to comments from the Securities and Exchange Commission (the "SEC")
and are filed together with Amendment No. 2 to Registration Statement on Form
S-2/A ("Amendment No. 2"), which amends Amendment No. 1.

FORM S-2
--------

FEE TABLE
---------

1.   PLEASE RECONCILE THE NUMBER OF COMMON SHARES AND SUBSCRIPTION RIGHTS LISTED
     IN THE TABLE AS BEING REGISTERED WITH DISCLOSURE ELSEWHERE IN THE
     PROSPECTUS.

     On February 4, 2004, the Company announced that the Board of Directors had authorized the repurchase of up to 50,000 shares of the Company's outstanding common shares. On July 1, 2005, when the initial Registration Statement on Form
S-2 was filed (the "Original Registration Statement"), there were 1,649,834

                                                               NEW JERSEY OFFICE
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                                                    PARSIPPANY, NEW JERSEY 07054
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September 9, 2005

shares issued and outstanding. On August 16, 2005, when Amendment No. 1 was filed, the Company had repurchased 32,308 shares leaving 1,617,526 shares issued and outstanding. The number of shares indicated in the "Registration Fee Table"
was used to calculate the registration fee when the Company filed its Original
Registration Statement and paid its Registration Fee. The number of shares indicated in Amendment No. 1 reflected the reduced number of shares outstanding resulting in the issuance of fewer subscription rights. Amendment No. 2 reflects additional repurchases of 1,500 shares, leaving 1,616,026 shares outstanding resulting in the issuance of even fewer subscription rights.

PROSPECTUS COVER
----------------

2.   PLEASE DISCLOSE THE MARKET ON WHICH THE RIGHTS WILL BE TRADED.

     The Company has added to the prospectus cover page the language appearing under "Plan of Distribution" that it has applied to list the rights and expects to be authorized for trading of the rights on the American Stock Exchange under the symbol "LGL.RT."

INTENTIONS, PAGE 3
------------------

3.   PLEASE RECONCILE YOUR RESPONSE TO PRIOR COMMENT 2, WHICH REFERS TO ONLY ONE
     AFFILIATE AND ONE OFFICER WHO IS NOT A BOARD MEMBER, WITH YOUR DISCLOSURE
     THAT IMPLIES THAT MULTIPLE AFFILIATES AND OFFICERS HAVE ALREADY EXPRESSED
     THEIR INTENTIONS. ALSO, TELL US HOW YOUR COMMUNICATIONS WITH THESE
     INDIVIDUALS WERE CONSISTENT WITH SECTION 5 OF THE SECURITIES ACT.

     As disclosed in the Company's prior correspondence, the Company held a telephonic meeting of the Board of Directors in which each member of its Board of Directors, its Vice President and its securities counsel participated. Marc
Gabelli, Chairman of the Board of the Company, owns shares directly and is also deemed to beneficially own shares through Venator Merchant Fund, L.P. ("Venator
Fund"); therefore Venator Fund (which is a private investment limited partnership) may be deemed to have participated in these discussions. These are, to the knowledge of Management of the Company, the only conversations that have taken place with shareholders of the Company regarding their intentions to subscribe in the offering. The Company has revised its disclosure in Amendment
No. 2 to indicate that only one affiliate has expressed its intentions relating to the rights offering. These communications are consistent with Section 5 of the Securities Act of 1933, as amended, (the "Securities Act") both in number of participants and the identity of those participants. A total of seven persons and entities was involved in those discussions. Each person who was a participant is either a director or an executive officer of the Company. The only entity, Venator Fund, was necessarily made aware of the pending transaction because its President, Marc Gabelli, is also the Company's Chairman.

THE RIGHTS OFFERING, PAGE 17
----------------------------

4.   WE NOTE YOUR RESPONSE TO PRIOR COMMENTS 4 AND 5. PLEASE TELL US HOW YOUR
     RETENTION OF THE PROCEEDS FOR SEVEN TO 10 BUSINESS DAYS IS CONSISTENT WITH
     YOUR OBLIGATION TO PROVIDE REFUNDS PROMPTLY.

September 9, 2005

     Mellon Bank, N.A. ("Mellon") is regularly employed as a rights agent. Seven to 10 business days is its standard timing for refunding overpayment in rights offerings with an oversubscription privilege and a guaranteed delivery period.
Mellon must wait three additional business days after the expiration date to receive the subscription certificates as a result of the guaranteed delivery period before making proration calculations under the oversubscription privilege. The Company believes that refunds issued within seven to 10 business days is consistent with its obligation to provide refunds promptly.

TRANSFERABILITY OF RIGHTS, PAGE 21
----------------------------------

5.   GIVEN YOUR RESPONSE TO PRIOR COMMENT 10, IT IS UNCLEAR WHY THE REFERENCE TO
     EXPENSES RELATED TO THE EXERCISE OF RIGHTS IS APPROPRIATE. PLEASE ADVISE OR
     REVISE THE LAST SENTENCE OF THIS SUBSECTION.

     The Company has removed this disclosure.

GUARANTEED DELIVERY PROCEDURES, PAGE 23
---------------------------------------

6.   PLEASE RECONCILE THE DISCLOSURE IN YOUR RESPONSE TO PRIOR COMMENT 11 THAT
     SHAREHOLDERS MAY DELIVER THE NOTICE AFTER THE EXPIRATION DATE WITH THE
     DISCLOSURE IN THE FIRST BULLET LIST IN THIS SECTION THAT THE NOTICE MUST BE
     PROVIDED BEFORE THE EXPIRATION.

     The Company has revised its disclosure to indicate that the notice of guaranteed delivery for subscription certificates must be provided on or prior to the expiration date.

DETERMINATIONS REGARDING THE EXERCISE OF YOUR SUBSCRIPTION RIGHTS, PAGE 24
--------------------------------------------------------------------------

7.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 12 AND THE ADDITIONAL DISCLOSURE ON
     PAGE 25. PLEASE CLARIFY THE MEANING OF "IRREGULARITIES THAT DO NOT RESULT
     IN MULTIPLE POTENTIAL INTERPRETATIONS."

     The Company has revised its disclosure to indicate that non-material defects or irregularities will be waived provided that the Company can determine a holder's intentions with respect to exercising its rights. Amendment No. 2 further provides that if there is any defect or irregularity that results in an ambiguity regarding a holders intentions with respect to exercising its rights, such defect or irregularity will not be waived.

8.   GIVEN YOUR RESPONSE TO PRIOR COMMENT 13, IT IS UNCLEAR WHY THE REFERENCED
     SENTENCE IS APPROPRIATE. PLEASE ADVISE OR REVISE.

     As disclosed in the Company's prior correspondence, under Section 18 of the
Securities Act, the Company's common shares and the subscription rights are exempt from state regulation or "blue sky" laws because its common shares are listed on the American Stock Exchange. Accordingly, any resident of the United
States that exercises its rights will not be acting in violation of applicable

September 9, 2005

law and such exercise will not be materially burdensome to the Company. The
Company has revised its disclosure to provide that it will not accept a foreign holder's exercise of rights if the Company's issuance of common shares to such holder could be deemed unlawful under applicable law or is materially burdensome to the Company.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 27
---------------------------------------------------------------

9.   WE NOTE YOUR DISCLOSURE IN RESPONSE TO PRIOR COMMENT 15. PLEASE CLARIFY HOW
     AND WHEN YOU WILL PROVIDE THE NOTICE. ALSO CLARIFY WHY INVESTORS WILL NOT
     BE ABLE TO MAKE THE DETERMINATION OF WHETHER THE MARKET VALUE EXCEEDS THE
     THRESHOLD. ADD APPROPRIATE RISK FACTORS.

     The Company has revised its disclosure to indicate that notification will be made by written communication that will be included with the share certificates that are mailed to those holders who exercise their subscription rights.

     The calculation of the value of the subscription rights is complex. It is therefore customary for the issuer to make this calculation for its shareholders as it is impractical for the shareholders to make this calculation. The Company does not believe that further clarification is required.

     The IRS will ordinarily respect a good faith valuation made by the board of directors of an issuer in the case of a non-taxable distribution of share rights. Moreover, the Internal Revenue Service has approved of generally recognized option pricing models (for example, the Black-Scholes model or an accepted version of the binomial model). The Company intends to use an appropriate model in making its determination. We have, however, added disclosure to the effect that the Internal Revenue Service is not bound by the
Company's determination. The Company does not believe, however, that a risk factor is necessary.

10.  DISCLOSE WHY SHAREHOLDERS MUST SUBMIT THE W-9 YOU INCLUDED AS AN EXHIBIT.

     The Company has revised its disclosure to indicate that holders who exercise their subscription rights will be required to furnish a Substitute Form
W-9 to avoid the imposition of the 28% backup withholding tax.

EXHIBITS
--------

11.  PLEASE INCLUDE ALL ATTACHMENTS TO EXHIBITS. FOR EXAMPLE, WE NOTE THE
     ATTACHMENTS MISSING FROM EXHIBIT 99(I).

     The only attachments not included with the exhibits to Amendment No. 1 were to Exhibit 99(i). Exhibit 1 is a fee schedule, which has been filed herewith.
Exhibit 2 is the Prospectus, which will be filed with the SEC on Form 424B4 when finalized. Exhibits 3 is the Instructions for Use of Subscription Certificates,
a form of which was filed as Exhibit 99(a) to Amendment No. 1. Exhibit 4 is the

September 9, 2005

Notice of Guaranteed Delivery, a form of which was filed as Exhibit 99(b) to
Amendment No. 1. Exhibit 5 is the Subscription Certificate, a form of which was filed as Exhibit 99(j) to Amendment No. 1. Exhibit 6 is a list of the names and specimen signatures of the persons authorized to act for the Company, which has been filed herewith.

EXHIBIT 5
---------

12.  PLEASE REVISE THE LEGAL OPINION TO REFLECT THE ACCURATE NUMBER OF COMMON
     SHARES AND RIGHTS COVERED BY THE REGISTRATION STATEMENT.

     For the reasons indicated in response to your first comment above, the number of shares indicated in the Opinion of Counsel filed with Amendment No. 1 was correct as it reflected the number of common shares that could potentially be issued based on the number of common shares issued and outstanding at the time of filing. A revised Opinion of Counsel has been filed herewith, which reflects the number of common shares that could potentially be issued based on the number of common shares issued and outstanding at the time of this filing.

13.  PLEASE FILE AN OPINION OF COUNSEL REGARDING WHETHER THE RIGHTS ARE BINDING
     OBLIGATIONS OF THE REGISTRANT UNDER THE STATE CONTRACT LAW GOVERNING THE
     RIGHTS.

     The Company's counsel has revised its opinion to indicate that the subscription rights are legal, valid and binding obligations, enforceable against the Company. This revised Opinion of Counsel is being filed herewith.

14.  YOU MUST FILE AN OPINION BY COUNSEL THAT IS QUALIFIED TO OPINE ON THE LAW
     GOVERNING THE MATTERS THAT ARE THE SUBJECT OF THE OPINION. IN THE EXHIBIT
     YOU FILED, IT APPEARS THAT COUNSEL'S STATEMENT THAT IT IS A MEMBER OF THE
     STATE BAR OF NEW YORK IS ATTEMPTING TO INDICATE THAT IT IS NOT SO
     QUALIFIED.

     Company counsel's assertion that it is a member of the Bar of the State of
New York is a statement of fact and is not intended to imply that it is not qualified to opine on the Business Corporation Law of the State of Indiana and
all applicable provisions of the Indiana Constitution and reported judicial decisions interpreting these laws. In response to your comment 15 below, Company counsel is confirming this to you in writing as a separate correspondence.

15.  PLEASE ASK YOUR COUNSEL TO CONFIRM TO US IN WRITING THAT IT CONCURS WITH
     OUR UNDERSTANDING THAT THE REFERENCE AND LIMITATION TO THE "BUSINESS
     CORPORATION LAW OF THE STATE OF INDIANA" INCLUDES THE STATUTORY PROVISIONS
     AND ALSO ALL APPLICABLE PROVISIONS OF THE INDIANA CONSTITUTION AND REPORTED
     JUDICIAL DECISIONS INTERPRETING THESE LAWS. COUNSEL SHOULD FILE THIS
     WRITTEN CONFIRMATION AS CORRESPONDENCE ON THE EDGAR SYSTEM.

     This written confirmation has been filed separately as correspondence on the EDGAR system.

September 9, 2005

                                     CLOSING

     For your convenience, under separate cover we will deliver to you four (4)
marked copies (compared to Amendment No. 1) and four clean copies of Amendment
No. 2.

     We welcome a further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2244.

                                        Very truly yours,

                                        /s/ David J. Adler
                                        David J. Adler

cc:  Adelaja K. Heyliger
     John C. Ferrara
     Eugene Hynes
     Mark L. Lakin